QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

TRANSCANADA CORPORATION — FIRST QUARTER 2005

Quarterly Report to Shareholders

Media Inquiries:	Kurt Kadatz/Hejdi Feick	(403) 920-7859 (800) 608-7859
Analyst Inquiries:	David Moneta	(403) 920-7911

TransCanada Announces First Quarter Results,
Board Declares Dividend of $0.305 per Share

CALGARY, Alberta — April 29, 2005 — (TSX: TRP) (NYSE: TRP)

First Quarter 2005 Financial Highlights:
(All financial figures are in Canadian dollars unless noted otherwise)

  •
  Net income for first quarter 2005 of $232 million or $0.48 per share.

  •
  Funds generated from operations for first quarter 2005 of $407 million.

  •
  Dividend of $0.305 per common share declared by the Board of Directors.

        TransCanada Corporation today announced net income for first quarter 2005 of $232 million or $0.48 per share, compared to $214 million or $0.44 per share for first quarter 2004. The increase of $18 million or $0.04 per share was primarily attributable to the sale of 3.5 million common units of TC PipeLines, LP. The sale generated an after-tax gain of $48 million or $0.10 per share. Partially offsetting this gain was a reduction in income from Power of $35 million or $0.07 per share, which included a $10 million after-tax cost for the restructuring of natural gas supply contracts and the impact of the sale of the Curtis Palmer and ManChief plants in 2004.

        Funds generated from operations of $407 million decreased $8 million compared to first quarter 2004.

        "Since the beginning of the first quarter, we have continued to add to our portfolio of high quality energy infrastructure to build on our solid growth strategy," said Hal Kvisle, TransCanada's chief executive officer.

        "For example, the USGen transaction, which we closed on April 1, will contribute to earnings for the remainder of the year. We are also pleased with the performance of the Gas Transmission Northwest and North Baja Systems which we acquired in November 2004 and contributed net income of $23 million in first quarter 2005.

        "Adherence to our strategy, combined with our strong balance sheet, position us to deliver value for shareholders in the future."

        During first quarter 2005, TransCanada:

  •
  Announced that it is developing a $200 million natural gas storage facility near Edson, Alberta.

  •
  Proposed a US$1.7 billion oil pipeline project to transport approximately 400,000 barrels per day of heavy crude oil from Alberta to Illinois.

  •
  Reached a settlement with shippers and other interested parties on 2005 tolls on its Canadian Mainline natural gas transmission system. The settlement was approved by the National Energy Board.

  •
  Reached a settlement with shippers and other interested parties for 2005, 2006 and 2007 regarding the annual revenue requirements of the Alberta System. This settlement requires approval by the Alberta Energy and Utilities Board.

  •
  Announced that Cartier Wind Energy (62 per cent owned by TransCanada) had signed long-term electricity supply contracts with Hydro-Québec Distribution for 739.5 megawatts (MW) of wind power projects. The total estimated capital cost of the projects is more than $1.1 billion.

  •
  Announced that wholly-owned subsidiary, Foothills Pipe Lines Ltd., had signed a protocol with the Kaska Nation establishing how Kaska traditional knowledge will be integrated into planning, construction and operations of the Alaska Highway Pipeline Project.

  •
  Sold 3.5 million common units of TC PipeLines, LP for $151 million, recording an after-tax gain of $48 million or $0.10 per share.

  •
  Reached agreement with natural gas suppliers for Ocean State Power to terminate existing natural gas supply contracts, replacing them with market price-based supply contracts, resulting in a one-time after-tax cost of $10 million or $0.02 per share.

        On April 1, 2005, TransCanada closed the acquisition of hydroelectric generation assets with 567 MW of generating capacity from USGen New England, Inc. for US$505 million in cash. The Town of Rockingham exercised its option to purchase the 49 MW Bellows Falls facility for US$72 million. The Bellows Falls transaction is expected to close by end of second quarter 2005, subject to regulatory approvals and satisfaction of other conditions under the option agreement.

Teleconference

        TransCanada will hold a teleconference today at 1:30 p.m. (Mountain) / 3:30 p.m. (Eastern) to discuss the first quarter 2005 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-877-211-7911 or 416-405-9310 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

        The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

        A replay of the teleconference will be available two hours after the conclusion of the call until midnight Eastern time May 6, 2005, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 3147965. The webcast will be archived and available for replay.

About TransCanada

        TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada's network of approximately 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing approximately 5,700 megawatts of power generation — an amount of power that can meet the needs of about 5.7 million average households. The Company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges.

First Quarter 2005 Financial Highlights
(unaudited)

Operating Results

	Three months ended March 31 (millions of dollars)
	2005	2004
Revenues	1,305	1,266
Net Income	232	214
Cash Flows
Funds generated from operations	407	415
Capital expenditures	108	101
	Three months ended March 31
	2005	2004
Common Share Statistics
Net Income Per Share — Basic	$0.48	$0.44
Dividends Declared Per Share	$0.305	$0.29
Common Shares Outstanding (millions)
Average for the period	485.2	483.4
End of period	485.6	483.9

QuickLinks

  Exhibit 99.1